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                             November 21, 2023

       Scott Strazik
       Chief Executive Officer
       GE Vernova LLC
       58 Charles Street
       Cambridge, MA 02141

                                                        Re: GE Vernova LLC
                                                            Draft Registration
Statement on Form 10-12B
                                                            Submitted October
27, 2023
                                                            CIK No. 0001996810

       Dear Scott Strazik:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10-12B

       Exhibit 99.1   Preliminary Information Statement
       Questions and Answers About GE's Reasons for the Spin-Off, page iv

   1. Please revise your Q&A to discuss the material consequences to stockholders if General
                                                        Electric Company ("GE")
waives any conditions and proceeds with the spin-off.
   2. Please revise to address any material changes in stockholder rights between the existing
                                                        GE common stock and
your common stock. If none, please include an affirmative
                                                        statement to that
effect.
       Information Statement Summary, page 1

   3. Please revise your summary to provide a more balanced discussion of your company and products. Balance the
discussion of your market leadership and strengths with an equally prominent discussion of
your weaknesses, including your history of operating losses and,
 Scott Strazik
GE Vernova LLC
November 21, 2023
Page 2
         if material, that you may have significant liabilities with respect to your postretirement benefit plans as stated on page 40.
Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information, page 17

4. Refer to the table on page 18 of Non-GAAP financial measures. We note for your historical segment revenues, the amounts are slightly different than your consolidated amounts disclosed also in the segment footnote on page F-41. The difference appears to pertain to intersegmental revenue amounts that have been included on page 18, which are eliminated in consolidation. Please revise disclosures on pages 18 and 140 to first reconcile the historical segmental amounts to adjust for the segmental eliminations as included in the GAAP consolidated financial statements, when further reconciling to the non-GAAP financial measures of organic revenues.
Risk Factors
Risks Relating to Operations and Supply Chain, page 21

5. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary and supply chain pressures and where possible quantify the impact to your business. To the extent material, disclose any disruptions you have experienced due to your reliance on sole suppliers.
Risks Relating to Macroeconomic and Geopolitical Growth, page 28

6. Please revise to describe the specific impacts that the COVID-19 pandemic has had on your business and results of operations to date, rather than presenting such risks as hypothetical, including quantification of amounts where possible. Our business . . . could be adversely affected by any negative impact . . . resulting from the ongoing conflict between Russia and Ukraine, page 30

7. Please revise your disclosure to clearly describe the direct and/or indirect impact of
       Russia   s invasion of Ukraine on your business, rather than presenting these risks as
       generalized and potential. Consider any impact resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or import/export or capital controls; if the impact is not material, please explain why. Disclose any material impact of import or export bans on products or commodities used in your business or sold by you. Include the current and anticipated impact on your business, taking into account the availability of materials, cost of materials, costs and risks associated with transportation in your business, and the impact on margins and on your customers. Clarify
FirstName LastNameScott Strazik
       the extent of your current business operations in Russia and Ukraine, and more fully
Comapany    NameGE
       describe        Vernova
                the impacts   andLLC
                                   related risks of the conflict on these
operations, including your
       assets,
November   21,employees,
               2023 Page 2cybersecurity, and reputation.
FirstName LastName
 Scott Strazik
FirstName  LastNameScott  Strazik
GE Vernova    LLC
Comapany 21,
November    NameGE
               2023 Vernova LLC
November
Page  3    21, 2023 Page 3
FirstName LastName
Following the Spin-Off, certain of our directors and employees may have actual or potential conflicts of interest. . . ., page 51

8. Please revise to disclose whether you currently have or expect to implement a policy and/or measures to address the potential conflicts of interest noted in your risk factor disclosure, and discuss the material risks to you and investors if disputes arise regarding such conflicts of interest.
Risks Relating to Our Common Stock and the Securities Market, page 52

9. We note disclosure that your forum selection provision would not apply to Exchange Act claims, and that the U.S. federal district courts shall be the exclusive forum for Securities
         Act claims. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Unaudited Pro Forma Condensed Combined Financial Statements
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page
70

10. Refer to the Management Adjustments beginning on page 72. Please include a statement as to whether the pro forma financial information reflects all management adjustments that are, in the opinion of management, necessary to a fair statement of the pro forma financial information presented. Also disclose whether the management adjustments are considered to be reflective of synergies and any dis-synergies, as we note disclosure under
         Relationship with GE on page 121 that you will continue to monitor potential separation dis-synergies and you anticipate incurring certain one-time costs associated with creating your own capabilities. See Rule 11-02(a)(7)(i)(C) of Regulation S-X. Further, provide a note to the table on page 74 to disclose if the management adjustments will result in any change in the number of shares or potential common shares to be issued in the spin-
         off. Refer to Rule 11-02(a)(7)(ii)(C) of Regulation S-X.
Our Business
Power
Nuclear Power, page 98

11. Please describe the material terms of your joint venture arrangements. Describe what obligations you have to your partners under these arrangements, the amount of control you have over day-to-day operations, the duration of the arrangements, and any other material terms.
Intellectual Property, page 114

12. To the extent that you consider any of your patents material to your business, please disclose the specific products, product groups and technologies to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the
 Scott Strazik
FirstName  LastNameScott  Strazik
GE Vernova    LLC
Comapany 21,
November    NameGE
               2023 Vernova LLC
November
Page  4    21, 2023 Page 4
FirstName LastName
         expiration dates, the applicable jurisdictions where protected and whether there are any contested proceedings or third-party claims.
Regulation, page 117

13. We note your disclosure that you are subject to many laws, regulations, and standards around the world, including those related to protecting the environment and public procurement laws. Please expand to briefly describe these laws and regulations and the material costs of complying with them. Include estimated capital expenditures for environmental control facilities, as required by Item 101(c)(2)(i) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Trends and Factors Impacting Our Performance, page 119

14. We note that you have experienced supply chain disruptions. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Additionally revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
Certain Relationships and Related Party Transactions
Tax Matters Agreement, page 169

15. Please revise to disclose the expected duration of the limitations you will be subject to as a result of the tax matters agreement. Please quantify the scope of the indemnification obligations to GE or otherwise supplement your disclosure to provide stockholders with sufficient information to assess the materiality of these obligations. Report of Independent Registered Public Accounting Firm, page F-2

16. Please include an unrestricted report of independent registered public accounting firm in an amendment prior to effectiveness of the filing. In addition, the auditors' report and financial statements should respectively cover and include, audited balance sheets as of the two most recent fiscal years, along with statements of income
(loss), comprehensive
         income (loss), changes in equity, and cash flows for the most recent three fiscal years. Also, ensure your MD&A discussion covers the three most recent fiscal years, as currently the discussion is based on two years.
Exhibits

17. Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement, including those to be assigned to you or to which you will otherwise succeed following the spin-off. In this regard, we note references to your
 Scott Strazik
GE Vernova LLC
November 21, 2023
Page 5
      intellectual property cross license agreement, credit facilities, employment agreements and offer letters, U.S. executive severance plan, long-term incentive plan, and various pension plans.
General

18. The cross-reference sheet between the Information Statement and items of Form 10 omits a number of sections of the Information Statement. Please revise to specifically incorporate by reference the questions and answers, our industry, and U.S. federal income tax sections.
19.   References to    Our ability to maintain our investment grade ratings
imply that you have
      already received credit ratings, yet disclosure on page 24 indicates that Our credit risk is expected to be evaluated by the major independent rating agencies.
Please revise to
      reconcile this apparent inconsistency.
20.   We note disclosure regarding GE   s reverse stock split that indicates
holders of GE share
      certificates representing pre-split shares will not receive shares in the spin-off until they exchange their certificates. Please revise to discuss how your shares will be held on behalf of such holders and how they will be treated, for instance with respect to voting and dividends. Please also quantify the number and/or percentage of such shares.
21.   We note the reference on page 73 to    forward-looking information that
is subject to the
      safe harbor protections of the Exchange Act.    Please note that the safe
harbor for forward-
      looking statements provided by the Private Securities Litigation Reform Act of 1995
      (PSLRA) applies to issuers that are subject to the reporting requirements of Section 13(a)
      or Section 15(d) of the Securities Exchange Act of 1934 at the time the statements are made. Please revise to remove the implication that the statements made in your registration statement are within the protection of the PSLRA or tell us why you believe that the safe harbor is available to you.
       Please contact Beverly Singleton at 202-551-3328 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                             Sincerely,
FirstName LastNameScott Strazik
                                                             Division of
Corporation Finance
Comapany NameGE Vernova LLC
                                                             Office of
Manufacturing
November 21, 2023 Page 5
cc:       Christodoulos Kaoutzanis
FirstName LastName